Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: May 25, 2021

Company Name: MDC Partners Inc. (MDCA)

Event: 16th Annual Needham Virtual Technology & Media Conference

Date: May 18, 2021

<<Vincent Kover, Analyst, Needham & Company, LLC>>

Good morning. Thank you for joining day two of the Needham TMT Conference. This is our 16th year holding it. My name is Vincent Kover from the institutional equities team. I have the pleasure this morning of introducing MDC Partners. They trade under the ticker, MDCA. Mark Penn, Chairman and CEO is joining us today for presentation and a question-and-answer to follow.

Mark, thank you so much for taking the time to join our conference today.

<<Mark Penn, Chairman and Chief Executive Officer>>

Thank you. Thank you for having me.

<<Vincent Kover, Analyst, Needham & Company, LLC>>

Excellent. A quick note to the audience. There should be a question-and-answer box on the bottom of your screen. Please feel free to enter any of the questions in over the course of the presentation. We'll leave about 10 minutes or so at the end to answer those. That being said, Mark, thank you again. And I'll yield the floor to you.

<<Mark Penn, Chairman and Chief Executive Officer>>

Great. Thank you. I'm going to introduce you to MDC Partners, and in particular, the combination that we're in the final stages of between MDC Partners and the Stagwell Group. And the Stagwell Group is a company that I formed six years ago as I came off of being Chief Strategy Officer at Microsoft with Steve Ballmer as my core investor and a company that has grown over the last five or six years to have almost, I think last year, nearly $900 million of GAAP revenue. And what we're doing is proposing the combination of the two to create a new platform, new combined company that will really be well positioned to transform marketing and grow into the foreseeable future. Next.

And so that's what I'm really going to talk about today. How we take the award-winning talent of MDC in advanced technology of Stagwell and how together they become really the transformative company that modern marketers need, and they will compete against the larger companies that haven't had any real competition for 40 or 50 years. Next.

Let's take a look a little bit at the backdrop of what's happening, why this combination, why it makes sense in the marketplace? Well, obviously advertising and marketing is being disrupted in a positive sense. It's going from simple television advertising, newspaper and print to a complex, data-based, online marketing ecosystem that requires getting the right ad to the right person at the right time. And if you take a look at how the market has been transformed, you can see the television was 35%. It's still significant 20 years later at 31%, but you can see what's happened to magazines, newspapers and the like and now 44% of the $639 billion of global ad spending is spent online through this kind of online ecosystem. Next.

What's happening in the industry and the industry right now, there are four majors out of $120 billion spent on advertising and marketing services. There's four majors who control about $60 billion of that spend. And what we're doing here is creating the first platform that is balanced in its approach so that it can take on the majors. And in fact, really be the next major entity in the marketing space. Next.

So what set us apart a little bit differently? The legacy holding companies grew so big, so complex, and so broadened by activities that were, as you could see, shrinking that they've had to spend most of their time now realigning themselves and shrinking their size. Some consulting firms that came into the market were particularly strong on the digital end, but they didn't really have the full suite of creative talents that are really demanded by the CMOs, CEOs, who really see their brand as their most important asset. Stagwell and MDC together have just that right balance, the right balance of talent and technology. Next.

So that's why, when you look at the yin and yang of this transaction, you take endless award-winning creativity combined with the performance born of the new digital economy. And out of this comes the harmony of the new company together. Next.

Let's go through or tick off some specific concrete advantages of the combined company. First, we're targeting five-plus percent annual organic growth. This would be market-leading compared to what's happening in the rest of the industry, driven by 10% to 15% or more digital marketing growth, giving us a combined 9% total annual growth target. Integrated services here should bring about $30 million of synergies. We will be getting to scale at managing online and offline media, starting with a base combined at $4.4 billion of media.

New revenue streams are coming online, particularly a suite of SaaS products building on my experience as Chief Strategy Officer at Microsoft, in order to create a new revenue stream for the company in SaaS digital marketing products. We’ll have an improved balance sheet, which will also then facilitate a refinancing that is under discussion, which we believe will save an additional $20 million a year mark in these models. So we're $200 million of pro forma cash generation just in 2021. And we have a leadership team, not drawn from accountants and lawyers, but primarily from people who have deep experience in the industry and therefore can help retool and manage companies like this and get them to be the best selves. Next.

If you take a look at some of the numbers, you look at 2020 GAAP revenue at MDC $1.2 billion, revenue at Stagwell, almost $900 million. Net revenue is something I tend to focus more on because there's a lot of pass-through expenses in the marketing industry that aren't as relevant to the ability to drop to the bottom line. You look at both companies with strong EBITDA coming through. I mean, remember this is coming through the pandemic year and you look at the broadened employee base. You look at the 2021 estimate of MDC combined with Stagwell, you're looking at about $2.1 billion in GAAP revenue. You're looking at adjusted EBITDA, including synergies of $355 million to $370 million. This creates a fundamentally new platform that can make its mark in the market and really should have significant growth over time. Next.

I kind of charted out, kind of simply what is the path to $3 billion, obviously this path goes beyond $3 billion, the larger ones here are $9 billion, $10 billion, even $14 billion in terms of sales. I think those are too big, but we have really an incredible opportunity for continued growth. I've simply taken the 5% conservative estimate. What we expect to do from our organic revenue. I've added again, reasonably modest estimate. I think of the new digital streams, and then we would continue M&A to broaden out the global marketplace and invest in emerging technologies using primarily our self-generated cash flow for that in order by 2025 to be a $3 billion revenue company. Next.

What are some of the trends behind these objectives that I think give us a strong case for achieving them. Number one, the digital transformation engine continues. With E-commerce more and more purchases are being made online. Online purchases require more online marketing. One of the spaces that we're also in at Stagwell is online advocacy and fundraising. That's gone from – we've gone from a country in which almost no one contributed to politics to about 10%, still tremendous room for growth. You can see the growth up to $7 billion of political fundraising. We are a major player in that space, poised to achieve continued growth. And then if you look at general digital ad spend in total, you see that that's been growing at about 13%. So this underlying transformation is a key driver for long-term growth. Next.

And you see this more explicitly when you take a look at where MDC is now, where only 9% of the company is really these high growth digital services. Once you combine them with Stagwell, 38% of the company will be these high growth services. And then you say, well, why don't you make it 100%? Why are you not doing that strategy? Not doing that strategy because in order to get, which is a larger CMO spaces, you need to be able to provide the entire package but you want to have it led by these digital services with the right combination of creativity that puts us over the top. This enables us to really springboard to growth in the long-term. Next.

Creative performance, scale creative performance, this is a particular space in the marketplace that we're going to own. Most advertising in the past was brand advertising. It wasn't related to actual sales, build a brand, put it in the stores, people will come, that's shifted over. So that advertising today is more and more about performance. But most of those ads you see online are junk. They're horrible. When you take the kind of creativity that we have in the MDC companies, and you put it together with the kind of data and media acquisition operation, you can really get what we call scale creative performance, which means performance media or performance marketing. That really works because it's backed by far better creative. Next.

As I said before, we're building a suite of SaaS products. This is because we've taken the fact that we have 1,700 clients. We have thousands of people with incredible know-how within the industry. We have 650 engineers located around the world. So we have the ability to build products and put them out. Some of the products that we're just bringing to market now Koalifyed, an influencer marketing platform, built with P&G but we own the IP. That's going to clients outside into the marketplace generally now.

We're just finishing touches on our Consumer Understanding and Engagement platform, which takes the millions of interviews done at the Harris and other polls and uses that first-party data set to enable people to create audiences for activation. PRophet, which we've rolled out and now has its first group of new subscribers is a tool that enables people to load in their news release and then see which reporters or bloggers or influencers are really going to be interested in that, which are more likely to cover it favorably and uses AI really to basically provide an expert opinion on how best to launch the campaign.

And this is really getting excellent reviews in the context space. We are going to take a look at franchise futures, something we put together with Disney, which is being rolled out to the larger marketplace where people can track the value of the franchise core. The Compass Harris Poll is another example of a SaaS terminal that more and more market research operations for companies are putting in their space so that they can award game how brands are doing and how they close the gap between them and their competitive brands. Again, it is our intent to have this as a separate growing revenue stream, possibly to spin off successful products. Next.

So one of the big reasons I think this combination is exciting is because this combination of complementary services will give us second to none creativity and communications with an incredible client base that we could then go deeper into expand. Once we already have this blue chip client base. Second, the $4 billion precision, media and data capabilities. Third, rigorous consumer insights and strategy and fourth, results driven technology and digital transformation. So we can build those digital experiences. We can target them online, we can provide the right strategy and then we can top it off with world-class creative. And that's what I call the layer cake that we bring together into one synergistic offering. Next.

This is an example of the client base. It is a Class A client base. We had almost no bad debt even during the pandemic because they tend to be Fortune 100 companies well-known brands, take your pick in the automotive space for some of our Volvo, BMW work is iconic. Take a look at some of the ads we do for Google and Facebook. Take a look at some of the game-changing Super Bowl ads, we've done for Budweiser and Coca-Cola, we're not starting here with some ideas and technology. We're starting here with thousands of experts in the area with a tremendous list of clients and now giving them an entirely new souped-up offering really ready for the modern marketer. Next.

Again, we're expanding our geographic footprint. When you look at the two together, right, we'll be about 9,000 employees. We'll be in 23 countries. And part of the objective here is take the layer cake to take this incredibly exciting combined operation. And then have the global scale and operation to win those bigger contracts, $25 million and above, previously were out of reach for MDC alone. We'll be able down to, as we particularly now complete affiliate network of up to 50 affiliates. We already have 23 in place, be able to offer full global services across modern marketing services that people want. And that will actually make a tremendous difference in our ability to go out and grow these larger contracts. Next.

Again, as we look at this, there should be about $30 million of annualized cost savings. This is comes out a lot from kind of duplicative media operations and through what we can do in terms of better shared services on the back end. Next.

Again, if you look at that leverage what happens to the leverage, we're at about 4.3 now. It'll go down with synergies to 3.2. This has been favorably received and welcomed into the marketplace generally. Next.

You take a look at what Moody's said that the combined companies leverage and scale and increased exposure in digital services were the drivers in this rating action gave us an upgrade. And if you look at S&P global ratings, we expect the combined companies will benefit from Stagwell’s history of positive revenue growth, good EBITDA margins and favorable cash generation. So we look at a favorable refinancing marketplace. Next.

Behind this is also an experienced management team. I myself have spent about 45 years in virtually every role within the industry or having been a founder of my own company, grower to a seller to managing large scale assets at WPP, to managing a $2 billion budget over at Microsoft. And then being Chief Strategy Officer before building up Stagwell and investing in MDC. We've got a great team of people who've had experience, whether it's the finance team that's had experienced in some of the larger agencies and consulting firms. Jay Leveton, who's working both at WPP and in market research for about 20 years; David Ross, who’s working on M&A and as General Counsel here for the last 10 years.

Beth Lester, who's again, really worked across Burson-Marsteller and Political. People who've got extensive experience in this field. And that's the kind of leadership team that I think is really kind of be able to continue to make this company work both financially and in the marketplace. Next.

This just gives you kind of a little bit of a background relative to Stagwell, how it started back in 2015. How we originally started with an investment with Steve Ballmer later on and how to invest, how we basically grew against the marketing wheel. We were very deliberate in not including creative services because we were really building up that other half of the coin. And that's why actually the combination with MDC is so attractive for both parties because it enables them both to jump to a whole new level in the marketplace. And as you can see, we had a consistent record of organic and inorganic growth. Next.

Again, if you take a look over the period in that I've managed MDC, we have had – despite the pandemic, we had increasing covenant EBITDA 170 to 180, 190 and then we put out the combined guidance and individual guidance for next year to the next level. If you look then at – also then there was a tremendous amount of deferred acquisition costs over at MDC. And we have gotten those down to a manageable level that we hope to close out in the next couple of years. And then we're delivering a better balance sheet with the combination into the marketplace. Next.

And then if you kind of take a look at well, what's happened to shareholders and what's happened to bondholders? Since we made the investment that our shares were trading around $2 – $2.25, they're now trading particularly from the announcement of the deal when during the pandemic as low as about $1.08 or $1.09 and are over $5 now. So there is been a significant market approval of both kind of the leadership. I think that the team has shown and the deal itself will take this to the next level.

And then you've seen that when I came on, the bonds were trading with the low-80s, they obviously took a big dip, I even purchased some of the bonds on behalf of the company during the pandemic, as things got a little – when I thought it was irrational and now they trade at about 102. So you've seen, investors have been receiving significant return and what we're going to do here is build a platform that then creates an opportunity for virtually unlimited growth in the marketing space, because it was the first platform I think really well tuned between the right bounds of creativity and the new technologies needed to deliver in the marketing space.

So thank you and happy to take questions.

<<Vincent Kover, Analyst, Needham & Company, LLC>>

Excellent. Thank you so much for the presentation, Mark. And just a quick reminder to the audience, please feel free to enter your questions in the text box on your screen. We did have a couple come in over the course of the presentation. If you don't mind, Mark, if you can start around the time that you took over as CEO and Stagwell made the investment into the business. What was the opportunity set that you saw at that time? And how do you think investors should be thinking about the ad agency space from an investment standpoint, from your point of view?

<<Mark Penn, Chairman and Chief Executive Officer>>

Well, I think that I saw the complementary nature of MDC assets, but I think importantly, I also saw that they weren't managed in a way that maybe worked at the beginning of the cycle with those assets, where they were managed as individual islands and an archipelago. And I looked at that and said, you know what, the center here isn't really – doesn't really have the right experience, isn't deploying the right management capabilities, isn't promoting the people who really are on the front lines of businesses and leadership.

So we’ve created a series of networks, brought the companies together and what I really saw was that the center needed tremendous reform, but what we needed to continue to do was to kind of nurture and fix it – and some of the economics in the individual companies themselves that had incredible cultures, incredible clients, incredible talents. And you can see that we're beginning to realize, and we put out our first quarter return, you can really see and realize a lot of the savings that we achieved. So what I saw was great creativity, very poor central management of that creativity, and I spent the last two years working to fix that.

Look, I think the marketing and marketing services area are under-looked for investors. I think they saw disruption, they saw some of the big players get into some difficulties. But the truth is, advertising is overall growing, you can see it's being led by strong digital marketing. You can see that advertising is resilient, you can see that these businesses can get through a pandemic a lot better than an airline or something with enormous capital investment. And the sophistication that's going to be required as the population grows, as the markets become even more global to find and target the people who are most likely to use individual products.

I think this is a long-term growth market, as exciting as any other, and I think it's been broadly over-looked, there is tremendous cash generation, tremendous opportunities for growth here. And as I say, for every dollar that moves online, that just increases the marketplace for online advertising and marketing.

<<Vincent Kover, Analyst, Needham & Company, LLC>>

Excellent. And Mark, the next question, I know you touched a little bit upon it over the course of the presentation, but can you expand a bit on the core digital capabilities of Stagwell?

<<Mark Penn, Chairman and Chief Executive Officer>>

Sure. I think when we talked about core digital marketing opportunities, there are two, what I call principal lines of that. One is building consumer experiences, building and designing those experiences. So that when you go on to an Amazon or AT&T, or you go on to The New York Times or a network, that's a digital experience that has to be built, it has to be engineered, it has to work, it has to facilitate transactions – data and information, it has to get the right product in front of the right person at the right time. So that sophisticated design and build work is done by firms like Code and Theory, is really the largest firm. And over time here we’ve added several acquisitions to that firm, but it's an incredibly well-known firm, we've gone to 72 newsrooms that worked for major banks and others to build those kinds of frontline experiences.

And then the second area is finding consumers and marketing to them on a performance basis. And this is where ForwardPMX is a global performance market or at scale, which means it can provide the analysis, the creative and the advertisements, the targeting and the placement, whether it's in Google or Facebook or emerging new platforms, in order to deliver customers whether it's deliver them to the stores as the stores reopen or deliver them to the online sales. And then there is a third tier of influencer marketing, which is all about organizing online campaigns with influencers behind products and MMI is there, with a particularly strong relationship with P&G in that space and also work hand-in-hand with P&G on Koalifyed.

Now, we also have, I think online advocacy and fundraising as a core digital service. I'd say it's like getting people to buy a product from a company and they don't get anything in return, they get a feeling that they've contributed to a cause that they believe in, and that just has in this new politicized atmosphere, I think just taken off. And then finally, all our research companies really are online research, we don't have any phone banks, we don't do old fashioned kind of research. We figured out how to use the internet, get accurate samples, the Harris Poll that we did was the single most accurate poll calling the election exactly on our election poll, because we're really rigorous in the online methods that we use for that research.

<<Vincent Kover, Analyst, Needham & Company, LLC>>

Excellent. Changing gears a little bit then Mark, given that you've been running the combined business for a couple of years. Have you made efforts to get agencies across Stagwell and MDC to collaborate? And would you have any examples of cross agency wins?

<<Mark Penn, Chairman and Chief Executive Officer>>

Yeah. I think that I've made a major effort, one of the things I didn't like at some of the other holding companies I worked for was that there was too much competition among people within the same holding company, not enough collaboration. So I've established a central group, whose sole mission it is to really bring together agencies for larger pitches. But also, as we've built these networks, these networks are by definition go in with multi-agency pitches. In particular across with Stagwell, we've seen several big notable examples, if you go back to one of the Stagwell companies have the Bloomberg presidential campaign and MDC had the media buying capability and that resulted in I think one of the largest media buys in history over $465 million being placed with kind of rapid precision.

And then we look at kind of both Donor and Code and Theory have been working together now for a year or more winning Johnson & Johnson are critical brands, they just won two new brands, including Johnson Baby, displacing some of the really big holding companies who’ve had a 65 year relationship. So we're seeing that combination work and be accepted in the marketplace.

<<Vincent Kover, Analyst, Needham & Company, LLC>>

Excellent. And Mark, you brought up the political opportunity there. I know that Stagwell has exposure to online advocacy and political fundraising. Can you talk about those businesses? And if there is any seasonality around them, given the election cycles?

<<Mark Penn, Chairman and Chief Executive Officer>>

Well, there is definitely seasonality around the political cycle. There is a lot of seasonality in several businesses also related to the seasonal shopping cycle that kicks off with Thanksgiving and so Black Friday. So there is an element of that seasonality and there is a political seasonality, but what we've really seen is there is a secular growth trend within political that we have not seen the top of yet. So obviously you don't do the same level of fundraising, elections, consulting and advertising and politics that you do in the odd year.

Although again, there are a couple of high profile races going on, so it's not zero either, and we see kind of earlier and earlier fundraising, but there is a cycle. But the most important thing about it is that the – what we've seen in the last several cycles is that the midterms then are what the last presidential was, and then the presidential takes it to an incredibly new level as the country, frankly finds that online tools are a whole new way to engage politically and low dollar fundraising has risen. There used to be so much talk about the fat cats that fund politics and politics now is primarily funded by fellow dollar fundraising.

<<Vincent Kover, Analyst, Needham & Company, LLC>>

Excellent. Shifting gears again, Mark, maybe you could discuss a bit about the competitive landscape and ultimately how Stagwell and MDC differentiates themselves from competitors?

<<Mark Penn, Chairman and Chief Executive Officer>>

Yeah. No, I think that when you're looking at, there are four majors that have dominated the industry for a long time. I think they've been scrambling to deal with the digital transformation that has occurred and some of the increase kind of the competition in the marketplace. I think that we really see this ability to be creative, connected and effective is really our differentiating capability. That we have, if you look at really this incredible balance between top-line creative agencies like 72, Anomaly and F&B and Donor that we have in fact the SuperBowl, probably 1% of the marketplace, but we had about 12% of the SuperBowl ads and it just shows you the 12x performance relative to market share on creativity.

And then as I said, when you combine this with strategy and research, I think the nimbleness and cooperation, lot of them see that the larger holding companies are companies that they have to use, because their choice set has been limited. And I think what we're going to do, is give them an alternative that they can use, it's more nimble, more data oriented has more modern, energetic or creative new scale with creative performance. I think that offering is going to be well received in the marketplace and the combination will enable us to go out to the market and tell that story in a new way.

<<Vincent Kover, Analyst, Needham & Company, LLC>>

Excellent. We have a question coming in about SaaS products, given that it's a source of key revenue growth for the combined businesses. Can you talk a little bit about some of those products and more specifically around some of the early success that you might've seen?

<<Mark Penn, Chairman and Chief Executive Officer>>

Yeah. I think that we're at the stage now where we're rolling them into the marketplace, having spent the last two years or so doing some significant development and testing on them. I look at really the Harris, what we call compass or the Harris Poll terminal has really gone from zero when we started marketing three or four months ago to $3.5 million run rate. And I think that's just like the opening salvo of just a few really just the beginning of sales there, I think that, and it competes against the Morning Consult terminal, but it's a fraction of the cost and has a much larger launch – database of brands and their reputation.

I think that again Koalifyed is for when people want to say influencer marketing platform to run an influencer campaign, you have to coordinate maybe 1,000 different influencers who are going to try your product, write their reviews, file the information that they've decided, all of this has to be managed and I think this revolutionizes that. And again, I see the same thing with PRophet, about 100 users who’ve signed up– of actual subscriptions on PRofit. So confidence is high as we turn the corner, we're going to professionalize the sales team, there’ll be a head of products. And we're going to start to drive these things into the marketplace.

They generally combined what we know about the marketplace, we take a strong entrepreneur, who's knowledgeable in the field. We've added our development team that we have internally. And so we in effect can do about 10 startups here for a fraction of the cost of an individual startup and yet they're connected to a network of clients giving us a tremendous opportunity. The biggest one is going to be CUE. CUE is something that generally sells from $100,000 to $200,000 a month out there in the marketplace, and we think there is going to be a very significant market for that.

<<Vincent Kover, Analyst, Needham & Company, LLC>>

Excellent. Just a quick note to the audience, because we are coming up on time shortly here, if there are any additional questions that you have, please enter those into the box. If we don't get to them, we'll – the Needham team will be sure to pass those along to Mark and his team. We did have one other question come in, Mark. You've touched upon it in the presentation around leverage and how it may have historically been an issue for the firm. Can you talk about some of the efforts that you've made to bring down that level of leverage and where you feel that is the right spot and the sweet spot for the business?

<<Mark Penn, Chairman and Chief Executive Officer>>

Yeah. I think that obviously a lot of the focus of me and the team when it started was on getting the cost down to what acceptable metrics, because I was running Stagwell, I could see what the metrics should be. And when I originally came on, I said, well, I think the difference between the metrics for running a Stagwell and the metrics I've seen here about $100 million a year, can we achieve that? I think we've taken out $45 million so far, than the pandemic hit, we had to take out even more, but I think for $45 million is really permanent savings and what I've tried to do was to focus very much on the back office.

And that I think enables us to kind of bring down the leverage ratio, because we just have a much more efficient operation. I think that there are many great opportunities out there in the marketplace, particularly globally to make appropriate well-priced acquisitions that fill out the network and that will have a high rate of return. And so consequently, I'm looking to operate at about 3x leverage, a 3x leverage should be about the right balance between being able to continue to invest and making sure that we have the financial stability that I think is so important in the investor marketplace and to clients as well.

<<Vincent Kover, Analyst, Needham & Company, LLC>>

Excellent. Well, we're about up on time here, Mark and wanted to thank you once more for taking the time today. Any parting thoughts for investors before we leave?

<<Mark Penn, Chairman and Chief Executive Officer>>

No, I think you have to, again, look at the marketing space is something that I think is central. I mean, what are Facebook and Google, but advertising companies. And so to the extent that you see this tremendous online advertising space, the companies that service it, make sense out of it are going to be, I think, the companies that are going to over the long-term here have a really long path for potential growth. And I think by and large, we're still, if you look at EBITDA ratios below some of the competitors, and I think there is really room for us to improve that and to grow into the future here, particularly to leapfrog with this combination.

<<Vincent Kover, Analyst, Needham & Company, LLC>>

Excellent. Well, Mark, thank you again. Thank you to our audience for joining the session today. Hope everyone has a very productive rest of the week with meetings. If there are any lingering questions, please feel free to reach out to your Needham contact and we'll be happy to pass them along to the MDC Partners team. Again, they trade under the Ticker MDCA. Thank you so much and hope everyone has a great day.